SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                               POWER DIRECT, INC.,
                      A Delaware corporation (Exact name of
                     registrant as specified in its charter)

          DELAWARE                                       52-2132622
  (State or other jurisdiction              (I.R.S. Employer Identification No.)
of incorporation or organization)

     1288 Alberni Street,  Suite 806, Vancouver, BC V6E 4N5
(Address of registrant's principal executive offices) (Zip Code)

                                  604.664.0484
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

   Title of each class                           Name of Each Exchange on which
   to be so registered:                          each class is to be registered:

         None                                                 None

Securities to be registered under Section 12(g) of the Act:

               Common Stock, Par value $.0001
                      (Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                                Attorneys-at-Law
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

                                  Page 1 of 58
                      Exhibit Index is specified on Page 21

                               Power Direct, Inc.,
                             a Delaware corporation

                   Index to Form 10-SB Registration Statement


Item Number and Caption                                                    Page
-----------------------                                                    ----
1.   Description of Business                                                3

2.   Management's  Discussion and Analysis of Financial Condition
     and Results of Operations                                              6

3.   Description of Property                                               15

4.   Security Ownership of Certain Beneficial Owners and Management        15

5.   Directors, Executive Officers, Promoters and Control Persons          16

6.   Executive Compensation - Remuneration of Directors and Officers       17

7.   Certain Relationships and Related Transactions                        17

8.   Legal Proceedings                                                     18

9.   Market For Common Equity and Related Shareholder Matters              19

10.  Recent Sales of Unregistered Securities                               19

11.  Description of Securities                                             19

12.  Indemnification of Officers and Directors                             20

13.  Financial Statements                                                  21

14.  Changes in and Disagreements with Accountants                         21

15.  Financial Statements and Exhibits

     15(a)     Index to Financial Statements                               21
                Financial Statements                            F-1 through F-3

     15(b)     Index to Exhibits                                           21
                Exhibits                                        E-1 through E-48

                Signatures                                                 23


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Item 1.   Description of Business.

     Power Direct, Inc. (the "Company") was incorporated in the State of Delaware on September 13, 1993, and maintains its principal executive offices at 1288 Alberni Street, Suite 806, Vancouver, BC V6E 4N5. The Company's offices in the United States are located at 4291 Meridian Street, Suite 29, Bellingham, WA 98226. The Company's primary business is the acquisition and development of oil and natural gas producing properties; however the Company recently invested funds to acquire an ownership interest in LANSource Technologies, Inc., a Canadian company ("LANSource"), which develops facsimile and data communications software. The Company's ownership interest in LANSource is contingent upon the Company making payments to LANSource in specific installments, and there is presently a dispute between the Company and LANSource regarding the Company's acquisition of that ownership interest. The Company's ownership interest in LANSource is also contingent upon the issuance, by the Company, of certain shares of its common stock to Marc Bisnaire, President of LANSource, which shares have not been issued. The Company is taking and will continue to take, the action it believes is appropriate to resolve its dispute with LANSource.

     For purposes of clarification, anytime that "US$" appears in this Registration Statement, it means the currency of the United States of America, unless otherwise stated. Anytime that "CDN$" appears, it means the currency of Canada, in Canadian dollars.

     The Company was inactive from January 1, 1996, through November 1, 1998. In November, 1998 the Company began the process of identifying available interests in oil and natural gas producing properties. On January 15, 1999, the Company entered into a letter of intent with Rising Phoenix Development Group Ltd., a Canadian corporation, located in Vancouver, British Columbia, Canada ("Rising Phoenix"), to acquire all the assets of Rising Phoenix, including that corporation's interest in the oil and natural gas rights on 6,360 acres located in the Powder River Basin of eastern Wyoming (the "Wyoming Property"). That letter of intent specifies that the Company must, among other things, pay Rising Phoenix seventy-five thousand dollars (US$75,000) and, further, issue 3,800,000 shares of its common stock to Rising Phoenix to complete the acquisition of the assets of Rising Phoenix. The letter of intent also provides that the Company will appoint no more than three directors from Rising Phoenix's board of directors to the Company's board of directors. The Company paid Rising Phoenix a prepayment advance of Twenty-Five Thousand Dollars (US$25,000) on January 27, 1999. On or about February 24, 1999, the Company made a second prepayment advance to Rising Phoenix of Ten Thousand Dollars (US$10,000). The Company has not transferred any of its common stock to Rising Phoenix to complete this transaction. According to the letter of intent, the Company is to assume all of Rising Phoenix's financial obligations pertaining to the Wyoming Property as of January 31, 1999. In return, Rising Phoenix agreed to deliver the Wyoming Property in good title and assign to the Company its joint venture agreement with Derek Resources Corporation ("Derek Resources"). Pursuant to that joint venture agreement, Derek Resources agreed to provide up to a maximum of Three Million Five Hundred Thousand Dollars (US$3,500,000) of improvements on the Wyoming Property.

     On January 26, 1999, the Company signed a letter of agreement with I.T.A. Enterprises, Inc. ("I.T.A."), a Canadian company, to acquire and own a 37.8% working interest in a natural gas project in west central Alberta (the "Alberta Property"). This letter of agreement requires the Company to provide 42% of the costs for the three phase project, which are estimated in the letter of agreement to be Two Hundred Thousand Dollars (CDN$200,000). The working interest acquired will be subject to a 10% gross overriding royalty (that is, 3.78% of the 37.8% working interest shall be payable directly to Nicholas Baiton, the royalty holder). To date, the


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Company has paid a deposit of Eight Thousand Four Hundred Dollars (CDN$8,400) to
I.T.A. pursuant to the terms of that agreement. It was agreed between I.T.A. and the Company that the $8,400 deposit would be used for prospect fees, and that the Company will receive a refund of any unused portion of that deposit. Within
ten  (10)  days  of  I.T.A.   providing  the  Company  with  an  "Authority  for
Expenditures" and a cash call for Phases I and II of the development of the Alberta Property, the Company will be required to advance Seventy Five Thousand Six Hundred Dollars (CDN$75,600) to I.T.A., representing the balance of the Company's 42% of the estimated costs. There can be no assurance that the Company will have sufficient funds available to meet this obligation in the time frame required by the letter of agreement.

     On or about April 28, 1999, the Company entered into a licensing agreement ("Licensing Agreement") with Compte De Sierge Accomodative Corp. doing business as E-Card Gaming Systems, Inc., a corporation incorporated in Panama City, Panama ("E-Card") which provides, among other things, that the Company will have the worldwide right to utilize and commercially exploit certain gaming software systems and related proprietary technology relating to the operation of the Greeting Card Lotto, a virtual lottery conducted over the Internet. The Company anticipates that its subsidiary, PDTech.com will acquire the rights, title and interest under the Licensing Agreement. In the alternative, the Licensing Agreement provides that the Company may grant sublicenses to third parties with new terms agreeable to E-Card in respect to the proprietary technology. PDTech.com may become such a third party licensee.

     The Licensing Agreement also provides that three equal cash payments of CDN$100,000 are to be paid to E-Card by the Company as partial consideration pursuant to the Licensing Agreement. The first such payment is due upon execution of the Licensing Agreement; the second payment is due upon completion of the first phase of testing; and the third payment is due upon completion of the second phase of testing. The Licensing Agreement also provides that the Company shall issue 6,000,000 shares of its common restricted stock with a one-year hold period in two equal installments, the first issuance to be made upon execution of the Licensing Agreement, and the second issuance to be made upon the commencement of the Greeting Card Lotto, as specified in the Licensing Agreement. As of May 13, 1999, the Company had paid a total of CDN$69,445 toward satisfying its financial obligations under the Licensing Agreement. There can be no assurance that either the Company or PDTech.com will have the ability to make further payments due pursuant to the Licensing Agreement in a timely manner, or at all.

     Business of Company's Subsidiary. On February 19, 1999, the Company caused PDTech.com, a Nevada corporation, to be formed, and will always own at least 51% of this issued and outstanding common stock of PDTech.com. The Company anticipates that PDTech.com will invest in Internet companies and related technology, and further anticipates that the Company's interest in LANSource, when and if acquired, as specified below, will be transferred to PDTech.com. The Company further anticipates that its interest in the Licensing Agreement with E-Card will eventually be transferred to PDTech.com.

     On February 15, 1999, the Company signed a letter of intent to acquire and own up to a 51% ownership interest in LANSource. LANSource is a developer of fax and data communications software. LANSource's primary products are WINport, a modem-sharing application and FAXport, a group of software products which allows users to send and receive faxes from their desktop computer or through their e-mail system. WINport, FAXport, and other LANSource products are distributed through Tech Data US, Tech Data Canada, Ingram Micro Canada, Ingram USA, Ingram UK, Ingram Italy, EMJ Date Systems Canada, EMJ USA, Merisel US and Micro Central. WINport is currently available in 12 languages and is distributed worldwide. In order to purchase the first 12.5% ownership interest in LANSource, the Company was required to make, on or before March 1, 1999, a total non-refundable deposit of Three Hundred Thousand Dollars (CDN$300,000), which payment was timely made to LANSource by the Company.

     The letter of intent contemplated that, on or before March 31, 1999, the Company and LANSource would enter into a formal Purchase and Sale Agreement. Upon the execution of that agreement, the Company would be required to make an additional non-refundable deposit of Two Hundred Thousand Dollars (CDN$200,000). The letter of intent also specifies that in the event that the parties, for whatever reason, were unable to finalize the Purchase and Sale Agreement by March 31, 1999, than the transaction between the Company and LANSource would be considered null and void and LANSource would be entitled to retain all deposits. Because of delays by LANSource in preparing the formal Purchase and Sale Agreement, as of April 8, 1999, the Company and LANSource have not finalized a formal agreement. The Company is taking appropriate action to resolve this dispute with LANSource.

     Pursuant to the letter of intent with LANSource, LANSource and the Company agreed to sign a definitive agreement and close the subject transaction no later than March 31, 1999. LANSource undertook to cause that agreement to be prepared. Counsel for LANSource did not provide a complete copy of that agreement to the Company and its counsel until March 26, 1999. Moreover, the agreement delivered by LANSource's counsel was incomplete and not capable of being entered into by the Company on or before March 31, 1999. Because the counsel for the Company did not receive a complete copy of the unfinished definitive agreement until March 26, 1999, such counsel could not offer effective comments to that agreement in time for the March 31, 1999, deadline. As a result, that agreement was not entered into by LANSource and the Company on March 31, 1999. As a result, LANSource has attempted to repudiate that agreement. The Company has indicated to LANSource that the Company believes that LANSource was negotiating in bad faith and, as a result, the Company has sued


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


LANSource to seek enforcement of that agreement.

     In the event this dispute is resolved, and a formal Purchase and Sale Agreement is finalized, then, on or before April 30, 1999, the Company is required to make an additional non-refundable deposit of Five Hundred Thousand Dollars (CDN$500,000) Thereafter, on or before May 31, 1999, the Company is required to provide an additional deposit of One Million Dollars (CDN$1,000,000). There is no assurance that the Company can meet those financial obligations.

     Should the Company meet the aforementioned financial obligations, the Company will have the option to purchase an additional 12.5% interest in LANSource for Three Million Dollars (CDN$3,000,000) by delivering such funds to LANSource on or before September 30, 1999. Should the Company successfully acquire 25% of LANSource, it will then have the option to purchase an additional 26% ownership interest by delivering Twenty Million Dollars (CDN$20,000,000) to LANSource on or before September 30, 2000. Moreover, the letter of intent provided that the Company would issue 1,200,000 restricted shares of common stock to Marc Bisnaire, the President of LANSource, on the signing of the letter of intent. Those shares have not yet been issued. In addition, the Company is required to deliver to Mr. Bisnaire an additional 1,200,000 restricted shares of its common stock should it elect to purchase the additional 12.5% interest in LANSource.

     Competition and Technological Changes. Competition in the oil and natural gas production industry is intense. The Company will encounter intense competition from other companies and entities in virtually all phases of the oil and gas industry. The Company will compete to identify and acquire both existing producing wells and undeveloped leases as acquisition candidates. If the Company produces oil and gas in commercial quantities, it will encounter significant competition in the sale of its oil and gas production. Many of these competitors have greater financial and other resources, and more experience in the oil and gas industry, than the Company. The Company competes directly with other companies and businesses that have developed, and are in the process of developing, exploration and drilling technologies which may provide those competitors with an advantage over the Company.

     The Company believes it will encounter competition from other oil and natural gas companies in all areas of its operations, including the acquisition of exploratory prospects and proven properties. The Company's competitors include major integrated oil and natural gas companies and numerous independent oil and natural gas companies, individuals, and drilling and income programs. Many of its competitors are large, well-established companies with substantially larger operating staffs and greater capital resources than those of the Company and which, in many instances, have been engaged in the oil and natural gas business for a much longer time than the Company. Such companies may be able to pay more for exploratory prospects and productive oil and natural gas properties and may be able to identify, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. In addition, such companies may be able to expend greater resources on the existing and changing technologies that the Company believes are and will be increasingly important to the current and future success of oil and natural gas companies. The Company's ability to explore for oil and natural gas prospects and to acquire additional properties in the future will be dependent upon its ability to conduct its operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

     The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. As others use or develop new technologies, the Company may be placed at a competitive disadvantage, and competition may force the


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Company to implement such new  technologies  at  substantial  cost. In addition, other oil and gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before the Company. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. In such case, the Company's business, financial condition and results of operations could be materially adversely affected. If the Company is unable to utilize the most advanced commercially available technology, the Company's business, financial condition and results of operations could be materially and adversely affected.

     Competition in the gambling industry is intense. Certain of the Company's competitors have more experienced management and greater name recognition, marketing capabilities and financial resources than the Company or its subsidiary. The Company or its subsidiary may also face increasing competition from the new and existing sports betting operations developed and promoted both by casinos and by Internet gaming industry companies in other jurisdictions throughout the United States and abroad. The Company or its subsidiary also faces indirect competition from other forms of lawful gambling, such as state-sponsored lotteries and video lottery terminals, pari-mutuel betting on horse and dog racing and bingo parlors, as well as from other forms of entertainment. It is possible that increased competition could have a material adverse effect on the Company or its subsidiary. Many of these competitors have greater financial and other resources, and more experience in the gambling industry, than the Company or its subsidiary. There can be no assurance that competitors have not or will not succeed in developing technologies that are more effective than any which have been or are being developed by the Company or its subsidiary or which would render the gaming operations of the Company or its subsidiary obsolete and noncompetitive.

     The Company or its subsidiary faces competition from hundreds of Internet gambling companies, including companies that specialize in Internet lotteries. Lotteries have become a $100 billion per year industry. GTECH, traded on the New York Stock Exchange under the trading symbol "GTK", is reputedly the world's leading supplier of computerized online lottery products and services, and supplies or operates approximately 29 United States lottery systems and 51 foreign lottery systems. GTECH announced a contract in February, 1999 to provide online lottery products and services to the Idaho State Lottery, including the central system hardware, software and terminals. In March, 1999, GTECH announced that it had signed a new contract to provide online lottery products and services to Loteria Electronica de Puerto Rico. Another competitor, Plus Lotto, was one of the first operating gaming sites on the Internet. It is an Internet lottery run by the Liechtenstein Foundation, and donates 25% of its profits to the International Red Cross. Games available include conventional weekly and hourly lotteries as well as instant and interactive games such as Bingo and Scratch-Offs.

     The Company or its subsidiary also face competition from other types of online gambling by well-established companies. The approximately 55 offshore gaming operators who comprise the IGC are all direct competitors. Inland Entertainment is a publicly-traded company based in San Diego, California and was previously a leader in the Native American gaming industry. The company has since diversified by launching several online casinos, including Casino Australia, The Good Luck Club, and the Kenny Rogers Casino. You Bet!
International is a Los Angeles-based interactive technology company that provides horse players instant access to live racing, information and wagering on a secure, proprietary private network. The service is multilingual and multicurrency. American Wagering, Inc., traded on Nasdaq under the trading symbol "BETM" has a gambling license in Nevada and has begun accepting wagers over the Internet from its Australian website, having received approval and licensing by Australian regulatory authorities.

     Competition for the Company's Subsidiary. Competition in the computer software industry is also intense, and there can be no assurance that the Company's subsidiary will be able to effectively compete with other companies in that industry, which companies may have significantly greater financial and other resources. Moreover, the computer software industry, and Internet applications thereof, may be subject to various forms of government regulation. There can be no assurance that the Company, or its subsidiary, will complete the acquisition of ownership interest in LANSource contemplated by the letter of intent referenced above. If the Company's interest in the Licensing Agreement is transferred to the Company's subsidiary, the subsidiary will face the same competitive pressures described above regarding Internet gambling.

     Employees. The Company currently has 2 part-time employees and 1 full-time employee.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     Liquidity and Capital Resources. The Company had cash resources of US$2,246.00 at December 21, 1998. The cash and equivalents constitute the Company's present internal sources of liquidity. Because neither the Company nor its subsidiaries are generating any significant royalty revenues, the Company's only external source of liquidity is the sale of its capital stock. On or about December 31, 1998, the Company commenced an offering of shares of its common stock in reliance on an exemption from registration pursuant to Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D promulgated pursuant thereto by the Securities and Exchange Commission. Through March 15, 1999, the Company had sold a total of 7,127,500 shares of its common stock pursuant to that offering. Gross proceeds from the offering were $US1,000,000.

     Results of Operations. The Company has not yet realized any significant revenue from operations, nor does it expect to in the foreseeable future. Loss from operations increased from $0.00 in 1997 to US$10,796.99 in 1998 due to the Company's renewed activities in locating and evaluating suitable gas and oil leases and the general, selling, and administrative amortization of organization costs.

     Marketing. The Company anticipates any future production will be marketed to third parties consistent with industry practices. Typically, oil is sold at the wellhead at field-posted prices plus a bonus and natural gas is sold by contract at a negotiated price based upon factors normally considered in the industry, such as distance from the well to the pipeline, well pressure, estimated reserves, quality of natural gas and prevailing supply/demand conditions. The Company's marketing objective is to receive the highest possible wellhead price for its product.

     There are a variety of factors which affect the market for oil and natural gas, including the extent of domestic production and imports of oil and natural gas, the proximity and capacity of natural gas pipelines and other transportation facilities, demand for oil and natural gas, the marketing of competitive fuels and the effects of state and federal regulations on oil and natural gas production and sales. The Company does not anticipate


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significant  difficulties  in  marketing  the oil and natural gas it  eventually produces. The oil and natural gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual customers. The availability of a ready market for the Company's oil and natural gas production depends on the proximity of reserves to, and the capacity of, oil and natural gas gathering systems, pipelines and trucking or terminal facilities. The Company anticipates that it will deliver natural gas through gas gathering systems and gas pipelines that it does not own. Federal and state regulation of natural gas and oil production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect the Company's ability to produce and market its oil and natural gas.

     The Company anticipates it will take the necessary steps to attempt to control price risk. Even if the Company takes the proper steps, it will remain subject to price fluctuations for natural gas sold in the spot market due primarily to seasonality of demand and other factors beyond the Company's control. Domestic oil prices generally follow worldwide oil prices, which are subject to price fluctuations resulting from changes in world supply and demand. The Company believes that it will be able to reduce these risks by entering into, and expects to enter into, hedge transactions in future years.

     Oil and Gas Regulation in the United States. The Company's operations are subject to various types of regulation by federal, state and local agencies. Such regulations impose a comprehensive statutory and regulatory scheme with respect to oil and natural gas operations. Among other things, these regulations provide for (i) new well permits and well registration requirements, procedures and fees; (ii) minimum well spacing requirements; (iii) restrictions on well locations and underground gas storage; (iv) certain well site restoration, groundwater protection and safety measures; (v) landowner notification requirements; (vi) certain bonding or other security measures; (vii) various production reporting requirements; (viii) well plugging standards and procedures; (ix) broad state regulatory enforcement powers; (x) limitations on the rate of allowable oil and gas production; (xi) the method of drilling and casing wells; (xii) the surface use and restoration of properties upon which wells are drilled; (xiii) the plugging and abandoning of wells; and (xiv) the disposal of fluids used in connection with operations.

     The availability of a ready market for oil and gas production depends upon numerous factors beyond the Company's control. These factors include regulation of oil and natural gas production, federal and state regulations governing environmental quality and pollution control, state limits on allowable rates of production by well or proration unit, the amount of oil and natural gas available for sale, the availability of adequate pipeline and other transportation and processing facilities and the marketing of competitive fuels. For example, a productive natural gas well may be "shut-in" because of an oversupply of natural gas or lack of an available natural gas pipeline in the areas in which the Company may conduct operations. State and federal regulations generally are intended to prevent waste of oil and natural gas, protect rights to produce oil and natural gas between owners in a common reservoir, control the amount of oil and natural gas produced by assigning allowable rates of production and control contamination of the environment. Pipelines are subject to the jurisdiction of various federal, state and local agencies. The Company is also subject to changing and extensive tax laws, the effects of which cannot be predicted.

     The following discussion summarizes the regulation of the United States oil and gas industry. The Company believes that it is in substantial compliance with the various statutes, rules, regulations and governmental orders to which the Company's operations may be subject, although there can be no assurance that this is or will remain the case. Moreover, such statutes, rules, regulations and government orders may be changed or reinterpreted from time to time in response to economic or political conditions, and there can be no assurance that such changes or reinterpretations will not materially adversely affect the Company's results of operations and financial condition. The following discussion is not intended to constitute a complete discussion of the various statutes, rules, regulations and governmental orders to which the Company's operations may be subject.

     Regulation of Oil and Natural Gas Exploration and Production. The Company's operations are subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells that may be drilled; and the pooling of oil and gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely primarily or exclusively on voluntary pooling of lands and leases. In areas where pooling is voluntary, it may be more difficult to form units, and, therefore, more difficult to develop a project if the operator owns less than 100% of the leasehold. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. The effect of these regulations may limit the amount of oil and natural gas the Company will be able to produce from its wells and may limit the number of wells or the locations at which the Company can drill. The regulatory burden on the oil and gas industry increases the Company's costs of doing business and, consequently, affects its profitability. Inasmuch as such laws and regulations are frequently expanded, amended and reinterpreted, the Company is unable to predict the future cost or impact of complying with such regulations.

     Regulation of Sales and Transportation of Natural Gas. Federal legislation and regulatory controls have historically affected the price of natural gas produced by the Company and the manner in which such production is transported and marketed. Under the Natural Gas Act of 1938, the Federal Energy Regulatory Commission (the "FERC") regulates the interstate transportation and sale in interstate commerce of natural gas. The FERC's jurisdiction over interstate natural gas sales was substantially modified by the Natural Gas Policy Act, pursuant to which the FERC continued to regulate the maximum selling prices of certain categories of gas sold in "first sales" in interstate and intrastate commerce. Effective January 1, 1993, however, the Natural Gas Wellhead Decontrol Act (the "Decontrol Act") deregulated natural gas prices for all "first sales" of natural gas, including all sales by the Company of its own production. As a result, all of the Company's domestically produced natural gas may now be sold at market prices, subject to the terms of any private contracts which may be in effect. The FERC's jurisdiction over natural gas transportation was not affected by the Decontrol Act.

     The Company's natural gas sales are affected by intrastate and interstate gas transportation regulation. Beginning in 1985, the FERC adopted regulatory changes that have significantly altered the transportation and marketing of natural gas. These changes were intended by the FERC to foster competition by, among other things, transforming the role of interstate pipeline companies from wholesaler marketers of gas to the primary role of gas transporters. All gas marketing by the pipelines was required to be divested to a marketing affiliate, which operates separately from the transporter and in direct competition with all other merchants. As a result of the various omnibus rule making proceedings in the late 1980s and the individual pipeline restructuring proceedings of the early to mid-1990s, the interstate pipelines are now required to provide open and nondiscriminatory transportation and transportation-related services to all producers, gas marketing companies, local distribution companies, industrial end users and other customers seeking service. Through similar orders affecting intrastate pipelines that provide similar interstate services, the FERC expanded the impact of open access regulations to intrastate commerce. More recently, the FERC has pursued other policy initiatives that have affected natural gas marketing. Most notable are (i) the large-scale divestiture of interstate pipeline-owned gas gathering facilities to affiliated or non-affiliated companies, (ii) further development of rules governing the relationship of the pipelines with their marketing affiliates, (iii) the publication of standards relating to the use of electronic bulletin boards and electronic data exchange by the pipelines to make available transportation information on a timely basis and to enable transactions to occur on a purely electronic basis, (iv) further review of the role of the secondary market for released pipeline capacity and its relationship to open access service in the primary market and (v) development of policy and promulgation of orders pertaining to its authorization of market-based rates (rather than traditional cost-of-service based rates) for transportation or transportation-related services upon the pipeline's demonstration of lack of market control in the relevant service market. It remains to be seen what effect the FERC's other activities will have on access to markets, the fostering of competition and the cost of doing business.

     As a result of these changes, sellers and buyers of natural gas have gained direct access to the particular pipeline services they need and are better able to conduct business with a larger number of counter-parties. The Company believes these changes generally have improved the Company's access to markets while, at the same time, substantially increasing competition in the natural gas marketplace. The Company cannot predict what new or different regulations the FERC and other regulatory agencies may adopt, or what effect subsequent regulations may have on the Company's activities.

     In the past, Congress has been very active in the area of natural gas regulation. However, as discussed above, the more recent trend has been in favor of deregulation and the promotion of competition in the natural gas industry. Thus, in addition to "first sale" deregulation, Congress also repealed incremental pricing requirements and previous gas use restraints. There are other legislative proposals pending in the federal and state legislatures which, if enacted, would significantly affect the petroleum industry. At the present time, it is impossible to predict what proposals, if any, might actually be enacted by Congress or the various state legislatures and what effect, if any, such proposals might have on the Company. Similarly, and despite the trend toward federal deregulation of the natural gas industry, whether or to what extent that trend will continue, or what the ultimate effect will be on the Company's sales of gas, cannot be predicted.

     Alberta Regulation. The Alberta Ministry of Energy ("Ministry") is responsible for regulating the production, transportation and sale of Alberta's oil, natural gas, coal, electricity, and mineral resources. The Ministry operates through two distinct organizations, the Alberta Department of Energy and the Alberta Energy and Utilities Board.

     The Ministry is constantly promulgating rules and regulations, and revising existing rules and regulations, relating to the oil and natural gas industry in Alberta. For example, amendments to Section 24 of the Natural Gas Royalty
Regulation ("Regulation") specify the various monthly and annual reports required under the Regulation and provide new penalty rules for non-compliance, effective January 1, 1999.

     Alberta is one of the world's top oil and natural gas producers. 51% of the natural gas produced in Alberta is now sold into the United States. Alberta's share of the U.S. natural gas market increased to 11.6% in 1997. Gas Alberta, formerly a part of the Rural Utilities Branch of the Alberta Transportation and Utilities, was privatized on July 1, 1998. The new entity, Gas Alberta, Inc., has exclusive supply rights to rural gas cooperatives for a two year period. Moreover, the Alberta electricity market is in the process of being deregulated, and electricity direct sales could become available as early as 2001. Direct sellers of gas to core consumers (which might include small producers such as the Company) are regulated by the Alberta government under the Natural Gas Direct Marketing Regulation, and might require registration and bonding for producers dealing with core consumers. All of these regulatory factors could have a significant effect on the price of natural gas and oil in the Alberta market.

     Oil Price Controls and Transportation Rates. Effective as of January 1, 1995, the FERC implemented regulations generally grandfathering all previously approved interstate transportation rates and establishing an indexing system for those rates by which adjustments are made annually based on the rate of inflation, subject to certain conditions and limitations. These regulations may tend to increase the cost of transporting oil and natural gas liquids by interstate pipeline, although the annual adjustments may result in decreased rates in a given year. These regulations have generally been approved on judicial review. The Company is not able at this time to predict the effects of these regulations, if any, on the transportation costs associated with oil production from the Company's oil producing operations.

     Environmental Regulations. The Company's operations are subject to numerous federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands within wilderness, wetlands and other protected areas, require remedial measures to mitigate pollution from former operations, such as pit closure and plugging abandoned wells, and impose substantial liabilities for pollution resulting from production and drilling operations. Public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stricter environmental legislation and regulations applied to the oil and natural gas industry could continue, resulting in increased costs of doing business and consequently affecting profitability. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes more stringent and costly waste handling, disposal and cleanup requirements, the business and prospects of the Company could be adversely affected.

     The Company anticipates that it will generate waste that may be subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The U.S. Environmental Protection Agency ("EPA") and various state agencies have limited the approved methods of disposal for certain hazardous and non-hazardous wastes. Furthermore, certain wastes generated by the Company's oil and natural gas operations that are currently exempt from treatment as "hazardous wastes" may in the future be designated as "hazardous wastes," and therefore be subject to more rigorous and costly operating and disposal requirements.

     The Company believes that it may eventually own or lease properties that have been previously used for the exploration and production of oil and gas. Although the Company's goal is to implement good operating and waste disposal practices, prior owners and operators of these properties may not have used similar practices, and hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under locations where such wastes have been taken for disposal. In addition, these properties will likely have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under the Company's control. These properties and the wastes disposed thereon may be subject to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), RCRA and analogous state laws as well as state laws governing the management of oil and gas wastes. Under such laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination.

     The Company's operations may be subject to the Clean Air Act ("CAA") and comparable state and local requirements. Amendments to the CAA were adopted in 1990 and contain provisions that may result in the gradual imposition of certain pollution control requirements with respect to air emissions from the operations of the Company. The EPA and states have been developing regulations to implement these requirements. The Company may be required to incur certain capital expenditures in the next several years for air pollution control equipment in connection with maintaining or obtaining operating permits and approvals addressing other air emission-related issues. However, the Company does not believe its operations will be materially adversely affected by any such requirements.

     Federal regulations require certain owners or operators of facilities that store or otherwise handle oil, such as the Company, to prepare and implement spill prevention, control, countermeasure ("SPCC") and response plans relating to the possible discharge of oil into surface waters. The Company believes that it will be able to develop and implement the necessary plans to meet such federal requirements.

     The Oil Pollution Act of 1990, ("OPA") contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States. The OPA subjects owners of facilities to strict joint and several liability for all containment and cleanup costs and certain other damages arising from a spill, including, but not limited to, the costs of responding to a release of oil to surface waters. The OPA also requires owners and operators of offshore facilities that could be the source of an oil spill into federal or state waters, including wetlands, to post a bond, letter of credit or other form of financial assurance in amounts ranging from $10 million in specified state waters to $35 million in federal outer continental shelf waters to cover costs that could be incurred by governmental authorities in responding to an oil spill. Such financial assurances may be increased by as much as $150 million if a formal risk assessment indicates that the increase is warranted. Noncompliance with OPA may result in varying civil and criminal penalties and liabilities. Future operations of the Company may also be subject to the federal Clean Water Act ("CWA") and analogous state laws. Pursuant to the requirements of the CWA, the EPA has adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group permit or seek coverage under an EPA general permit. If the Company owns properties that require permits for discharges of storm water runoff, the Company believes that it will be able to obtain, or be included under, such permits, where necessary. Like OPA, the CWA and analogous state laws relating to the control of water pollution provide varying civil and criminal penalties and liabilities for releases of petroleum or its derivatives into surface waters or into the ground.

     CERCLA, also known as the "Superfund" law, and similar state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

     The Company also anticipates being subject to a variety of federal, state and local permitting and registration requirements relating to protection of the environment. Management believes that the Company will be able to maintain substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse effect on the Company.

     Operating Hazards and Insurance. The oil and natural gas business involves a variety of operating hazards and risks such as well blowouts, craterings, pipe failures, casing collapse, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks. These hazards and risks could result in substantial losses to the Company from, among other things, injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties and suspension of operations. In addition, the Company may be liable for environmental damages caused by previous owners of property purchased and leased by the Company. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of the Company's properties. In accordance with customary industry practices, the Company expects that it will maintain insurance against some, but not all, of such risks and losses. There can be no assurance that any insurance obtained by the Company will be adequate to cover any losses or liabilities. The Company cannot predict the availability of insurance or the availability of insurance at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect the Company's financial condition and operations. The Company may elect to self-insure if management believes that the cost of insurance, although available, is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of the Company.

     Title to Properties; Acquisition Risks. The Company believes that it will be able to secure satisfactory title to all of its producing properties in accordance with standards generally accepted in the oil and natural gas industry. The Company anticipates that properties purchased in the future will be subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens which the Company believes will not materially interfere with the use of or affect the value of such properties. As is customary in the industry in the case of undeveloped properties, little investigation of record title is made at the time of acquisition (other than a preliminary review of local records). Investigations, including a title opinion of local counsel, are generally made before commencement of drilling operations.

     The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact and the accuracy inherently uncertain. In connection with such an assessment, the Company performs a review of the subject properties that it believes to be generally consistent with industry practices, which generally includes on-site inspections and the review of reports filed with various regulatory entities. Such a review, however, will not reveal all existing or potential problems nor will it permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of such problems. There can be no assurances that any acquisition of property interests by the Company will be successful and, if unsuccessful, that such failure will not have an adverse effect on the Company's future results of operations and financial condition.

     Uncertainty of Pricing of Oil and Gas. There is currently significant uncertainty concerning the pricing of oil and natural gas worldwide. The Organization of Oil Producing Countries ("OPEC") has historically taken unilateral pricing actions which may have an adverse effect on the Company's pricing strategies for the

Company's future oil and gas production or which may, in the alternative, prove beneficial to the Company. For example, OPEC has recently imposed a 1.7-million-barrels-per-day cutback in member states' production which, as of April 13, 1999, has driven up the price of gas in the United States. During the late 1980's, and up to the present, oil and gas prices have been highly volatile. Wellhead prices for oil and natural gas drop significantly from time to time because of a surplus supply of oil and natural gas, and cycles of price erosion and recovery occur regularly in the oil and natural gas markets. Significant future price erosions will have a material adverse impact on the net revenues of the Company. The availability of a market for the company's oil and natural gas production, if any, will depend upon factors largely beyond the control of the Company, including the activities of OPEC, fluctuations in climate, the availability and proximity of adequate pipeline or other transportation facilities, the amount of domestic oil and natural gas production, foreign imports of oil and natural gas, the marketing of competitive fuels, governmental regulations, and the availability of oil and natural gas from other sources.

     Securities Exchange Act Industry Guide 2. The Securities Exchange Act Industry Guide 2 requires certain information be provided by small business issuers engaged in the oil and gas industry including estimates of oil and natural gas reserves.

There are numerous uncertainties inherent in estimating oil and natural gas reserves and their estimated values, including many factors beyond the control of the producer. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and natural gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers but at different times may vary substantially and such reserve estimates may be subject to downward or upward adjustment based upon such factors. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, when and if made, and such variances may be material. In addition, the 10% discount factor, which is required by the Securities Exchange Commission to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and natural gas industry in general.

     In general, the volume of production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent the Company conducts successful exploration and development activities or acquires properties containing proved reserves, or both, the proved reserves of the Company will decline as reserves are produced. The Company's future oil and natural gas production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand its asset base of oil and natural gas reserves would be impaired. The failure of an operator of the Company's wells to adequately perform operations, or such operator's breach of the applicable agreements, could adversely impact the Company. In addition, there can be no assurance that the Company's future exploration, development and acquisition activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs. Furthermore, although the Company's revenues could increase if prevailing prices for oil and natural gas increase significantly, the Company's finding and development costs could also increase.

     The Wyoming Property is currently undeveloped and as such there are no records as to average sales price, production costs, total gross and net productive wells, drilling activities or delivery commitments. The Company has not performed its own examination as to the net oil or gas reserves existing on the Wyoming Property. The total amount of undeveloped acreage is 6,360 acres.

     According to I.T.A., the Alberta Property currently contains one existing deep abandoned natural gas well. Also according to I.T.A., during the drilling of the existing well, a gas flow was encountered from an uphole zone. The amount of undeveloped acreage on the Alberta Property is 1,120 acres. The Company anticipates that it will re-enter the existing well and plans to drill up to 3 new wells. There are no present activities on the land with no current delivery commitments. The Company has not performed its own examination as to the net oil or gas reserves existing on the Alberta Property.

     The Online Gambling Industry. Internet gambling sites will generate an estimated $651 million in revenue in 1999 according to economist Sebastian Sinclair of the New York firm Christiansen, Cummings and Associates. Such figures are prompting the National Collegiate Athletic Association, the National Football League, and various state attorneys general to campaign to block online wagering. Illegal bookmaking is an $80 billion to $100 billion a year industry in the United States, the Nevada Gaming Commission estimates. Law-enforcement officials estimate that $2.5 billion was illegally bet on the 1996 NCAA men's basketball championship game alone.

     The Interactive Gaming Council ("IGC") is a trade association for the international, interactive gaming industry, comprised of a group of Internet gambling operators who are attempting to establish industry guidelines that could become the international standard for Internet gambling operations. Its members operate or supply services to many of the 280 interactive gaming and wagering sites on the World Wide Web. The IGC is considering a common database to share fraudulent account information. IGC representatives have discussed practical applications with the NCAA. For example, by developing a database of college athletes, the IGC could prevent those athletes from opening accounts with IGC members. The system, however, would not prevent someone from using a third party's credit card or betting through unaffiliated website.

     Moreover, with Australia, England, Germany, New Zealand and South Africa starting to sanction Internet gambling operations, it seems unlikely that the United States, standing alone, will be able to control Internet gambling. For example, currently a United States resident can wager on horse racing in Germany or place a bet in Australia or Antigua without any appreciable regulatory risk because it is impossible for state and federal regulators to monitor every home computer.

     Even the Nevada Gaming Commission, which opposes Internet gambling, has licensed a slot-machine manufacturer to test a system that allows Nevada residents to make sports bets from home computers. The system traces phone calls so operators know exactly where those calls originated. Before entering the Internet, whose dial-up access is restricted to subscribers, customers have to go to a Nevada sports book and open an account.

     Possible Adverse Legislation. Approximately 25 countries are currently regulating, and taxing, Internet gambling operations. The regulation of Internet gambling operations in the United States is currently uncertain. On August 3, 1996, President Clinton signed a bill creating a nine-member National Gambling Impact Study Commission to study the economic and social impact of gambling and report its findings to Congress and the President. The Commission could recommend changes in state or federal gaming policies. The President, House Speaker and Senate Majority Leader each selected three of the Commission's members. Additional federal regulation of the gaming industry could occur as a result of investigations or hearings by the committee, which could have a material adverse effect on the Company or its subsidiary. The Commission last met in Washington, D.C. on April 27 and April 28, 1999 and continued its deliberations regarding its Final Report which is presently scheduled to be released to the President, Congress, state governors, Native American tribal leaders, and the public on June 18, 1999.

Senator Jon Kyl (R-Ariz.), Congress' foremost opponent of online betting, is reintroducing a revised measure to amend the federal Wire Communications Act of 1961 ("Wire Act") prohibitions on interstate sports gambling conducted by telephone or wire to cover newer technological transmissions, including the Internet. The bill would extend the law to prohibit some newer forms of gambling,  including  those  offered  by an  estimated  300 sports  betting  and
"cybercasinos" that now exist in cyberspace. The new Internet Gambling Prohibition Act allows for the continuation of all forms of gambling that are currently legal and also limits the liability of Internet access providers. Such providers do not have to do anything that is "technologically infeasible" or "unduly burdensome" to restrict such Internet gambling sites. Kyl believes that more than a billion dollars will be gambled over the Internet in 1999. Kyl also believes that Internet gambling is addictive, accessible to minors, subject to fraud and other criminal use, evasive of state gambling laws and already illegal at the federal level in many cases. Kyl's bill outlaws most types of online gambling on a federal level, and calls for three months in prison and $1,500 in fines, or three times the amount of the wager, for bettors caught in the act. Last year's version of Kyl's bill, which passed the Senate 90-10 but died in the House, did not make any exceptions for Native American tribal betting operations. Kyl predicts that Internet-based gambling receipts will reach an estimated $100 billion by 2006.

     Reps. Bob Goodlatte, R-Va., and Frank LoBiondo, R-N.J., are resurrecting their online gambling bill in the House of Representatives from the previous Congressional session, but the bill will not mirror Kyl's senate measure. The House bill will not take on the issue of fantasy sports, merely games of chance; moreover, it will not totally prohibit online gambling on a federal level. Instead, the bill will allow states to decide their own online gambling policies.

     Possible Adverse Litigation. Several state court lawsuits might result in case law adverse to the Company or its subsidiary's continued operations. In March, 1999, Cynthia Haines, a California woman who gambled away more than $70,000 on the Internet to more than 50 cybercasinos sued her credit issuer, Providian National Bank, in Marin County Superior Court. She alleged that credit card companies are engaging in unfair business practices and aiding and abetting a crime by giving online wager house merchant accounts to process bets for customers who live where such betting activity is illegal.

     Possible Law Enforcement Action. Alan Kesner, Wisconsin's assistant attorney general and the chairman of the Internet Gambling Committee for the National Association of Attorneys General, recognized the difficulty of eliminating Internet gambling, but many state attorneys general continue to challenge the legality of Internet gambling within the borders of their respective states. For example, the Attorney General for the State of Minnesota has claimed that, because gambling is illegal in Minnesota, users there cannot place bets through a server located elsewhere (in one case, the web page advertiser was located in Nevada and the server processing the bet was located in Belize).

     In March, 1998 the Federal Bureau of Investigation's Computer Crisis squad charged Jay Cohen and 19 other owners and managers of offshore companies with illegally using interstate telephone lines to take online wagers and accept money from United States customers in violation of the Wire Act, a law designed to stop organized crime's illegal bookmaking activities. To date, Cohen and one other person have been indicted, three have agreed to plea bargains, and four refused to return to the United States. For the rest, indictments are pending. Cohen's website was started in Antigua in 1996, where such gambling is legal.

     Taxes and Fees. Gaming companies are typically subject to significant taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. Additionally, from time to time, certain federal legislators have proposed the imposition of a federal tax on gaming revenues. Any such federal tax or any material increase in existing taxes or fees would adversely affect the Company or its subsidiary.

     Lack of Internet Gaming Experience. The Company's subsidiary currently has no management with Internet Gaming experience. However, the Company recently announced the appointment of Michael R. Wright as Chairman of the Board of Directors of the Company. Mr. Wright has significant experience in the gaming industry. He specialized in the design, manufacture, distribution and operation of slot machines for Bally Gaming. He resided in Prague, Czech Republic, where he operated the National TV Bingo Lottery. As President and Chief Executive Officer of Border Capital, a Canadian public company, Mr. Wright directed the development of the software and design of television game shows for the global lottery industry. There can be no assurance that the Company or its subsidiary will benefit, directly or indirectly, from Mr. Wright's experience in the gaming industry.

     Business Interruption; Reliance on Computer and Telecommunications Infrastructure. The Company or its subsidiary's success will be dependent in large part on its continued investment in sophisticated telecommunications and computer systems and computer software. The Company and/or its subsidiary anticipates making significant investments in the acquisition, development, and maintenance of such technologies in an effort to remain competitive and anticipates that such expenditures will be necessary on an on-going basis. Moreover, computer and telecommunication technologies are evolving rapidly and are characterized by short product lifecycles, which requires the Company to anticipate technological developments. There can be no assurance that the Company or its subsidiary will be successful in anticipating, managing or adopting such technological changes on a timely basis or that the Company or its subsidiary will have the capital resources available to invest in new technologies. In addition, the Internet Gaming business is highly dependent on computer and telecommunications equipment and software systems, the temporary or permanent loss of which, through physical damage or operating malfunction, could have a material adverse effect on the either the Company or its subsidiary's business. While neither the Company nor any of its Affiliates anticipates any problems with their computer software relating to the year 2000, operating malfunctions in the software systems of financial institutions and other parties might have an adverse affect on the operations of the Company or its subsidiary. The Internet Gaming business is materially dependent on service provided by various local and long distance telephone companies. A significant increase in the cost of telephone services that is not recoverable through an increase in the price of the Company or its subsidiary's services, or any significant interruption in telephone services, could have a material adverse effect on the Company or its subsidiary.

     Impact of the Year 2000. The Company anticipates that the Year 2000 (commonly referred to as "Y2K") could adversely impact the business of the Company. Many business software applications use only the last two digits to indicate the applicable year. Unless these programs are modified, computers running time- sensitive software may be unable to distinguish between the year 1900 and the year 2000, which would result in system failures, miscalculations, and general disruption of operations, including, among other things, a temporary inability to process transactions or to engage in other normal business activities. Many Y2K problems might not be readily apparent when they first occur, but instead could imperceptibly degrade technology systems and corrupt information stored in computerized databases, in some cases before January 1, 2000.

     The Company anticipates the completion of a preliminary assessment of each of its operations and their Y2K readiness and feels that the appropriate actions will be taken. The Company does not believe the Y2K issue will pose significant problems for the Company's computer systems. The Company anticipates that its Year 2000 remediation efforts for information technology systems, consisting primarily of software upgrades, will continue through 1999, and anticipates incurring less than $10,000 in connection with these efforts. The Company recognizes, however, that the Y2K issue could have a material impact on the operations of the Company. There is no guarantee that the systems of other companies on which the Company's systems rely will be timely readied for the Year 2000. Moreover, there can be no guarantee that the Company's suppliers, customers, or other parties with whom the Company does business will not experience significant Y2K problems, which might result in an adverse effect on the Company's operations. The Company's computer system currently runs several programs which may be affected by Y2K. The Company anticipates taking the necessary steps to determine whether the programs are Y2K compliant and, if not, what steps need to be taken to reduce the effect of Y2K.

     The Company's assessment of its Year 2000 issues involves many assumptions. There can be no assurance that the Company's assumptions will prove accurate, and actual results could differ significantly from the assumptions. In conducting its Year 2000 compliance efforts, the Company has relied primarily on vendor representations with respect to its internal computerized systems and representations from third parties with which the Company has business relationships and has not independently verified these representations. There can be no assurance that these representations will prove to be accurate. A Year 2000 failure could result in a business disruption that adversely affects the Company's business, financial condition or results of operations. Although it is not currently aware of any likely business disruption, the Company anticipates developing contingency plans to address Year 2000 failures and expects this work to continue through 1999.

Item 3.   Description of Property

     Property held by the Company. As of the dates specified in the following table, the Company held the following property in the following amounts:



================================================================================
     Property                  December 31, 1998            December 31,1997
--------------------------------------------------------------------------------

Cash and equivalents              US$2,246.00                    $0.00
--------------------------------------------------------------------------------

     The Company defines cash equivalents as all highly liquid investments with a maturity of 3 months or less when purchased. The Company does not presently own any interests in real estate. The Company does not presently own any inventory or equipment.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Certain Beneficial Owners. The following are persons, other than directors and officers, who are beneficial owners of 5% or more of the Company's issued and outstanding common stock:

                           Name and Address                            Amount of                          Percent of
Title of Class             of Beneficial Owner                         Beneficial Owner                   Class
--------------             -------------------                         ----------------                   -----
Warrants to                YENN Asset Management                       1,100,000                          12.2%
purchase Common Stock      Buckingham Square/The Penthouse
                           Seven Mile Reach/West Bay Road

Warrant to                 J & S Overseas Holding Ltd.                   800,000                           8.9%
purchase Common Stock

     (b) Security Ownership of Management. As of March 15, 1999, the directors and principal executive officers of the Company beneficially owned, in the aggregate, 600,000 shares of the Company's common stock, or approximately 4.80% of the issued and outstanding shares, as set forth on the following table:


Title of Class             Name and Address                            Amount and                         Percent of
                           of Beneficial Owner                         Nature of                          Class
                                                                       Beneficial Owner
Common Shares              Jack Sha                                    300,000 shares                     2.40%
                           5550 Cambie Street
                           Suite 306 Vancouver, B.C.
                           V5Z 3A2                                     President and Director


Common Shares              Ferdinand Marehard                          300,000 shares                     2.40%
                           1270 Robson Street
                           Suite 406 Vancouver, B.C.
                           V6E 3Z6                                     Secretary/Treasurer
                                                                       and Director

     Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Item 5.   Directors, Executive Officers, Promoters and Control Persons

     The directors and principal executive officers of the Company are as specified on the following table:




================================================================================
   Name                             Age               Position
--------------------------------------------------------------------------------

Jack Sha                            48       President and a Director
5550 Cambie Street,
Suite 306 Vancouver, B.C.
V5Z 3A2

--------------------------------------------------------------------------------

Ferdinand Marehard                  70       Secretary, Treasurer and a Director
1270 Robson Street
Suite 406 Vancouver, B.C.
V6E 3Z6
--------------------------------------------------------------------------------

Michael R. Wright                   50       Chairman of the Board of Directors
890 Regan Way
Fremont, CA 94539
================================================================================

     Jack Sha is the President and a Director of the Company. Mr. Sha was the president of Tokyo Trading Ltd. from 1990 through 1994, during which time he was involved in the decision making process for various investment opportunities ranging from golf course developments to mining properties. In 1991, Mr. Sha acquired, on behalf of the Tokyo Trading Ltd., the rights to develop and market a unique essence for skin care products. In 1994, Mr. Sha underwent major surgery and was inactive until 1998.

     Ferdinand Marehard is the Secretary, Treasurer and a Director of the Company. Mr. Marehard was the president of West-Mar Resources Ltd. ("West-Mar") from 1984 through 1994, during which time he managed West-Mar's participation in various foreign and domestic gas and oil leases. In 1985, Mr. Marehard managed West-Mar's participation in the development of six gas wells in Indiana, and also participated in negotiations for the acquisition of a 1,200,000 acre oil concession in Liberia, West Africa. In 1986 he acquired, on behalf of West-Mar, a 5% working interest on 40,000 acres in Adams County, Indiana. From 1990 through 1994 he participated in drilling and developing a horizontal well and in waterflood oil production in Texas. He also acquired, on behalf of West-Mar, 17,000 acres of gas and oil leases in the state of Washington. From 1975 through 1981 Mr. Marehard was the president of Hesca Resources Corp., Ltd.; from 1982 through 1984 he was the president of Demus Petro Corporation; and from 1979 through 1984 he was the president of Mar-Gold Resources, Ltd. These entities participated in the oil and gas industry and the mining industry. During this period, Mr. Marehard had a broad range of management duties for these companies, including oversight of drilling and production of oil wells in Kentucky, Texas and Utah. He also negotiated the acquisition of several properties in the Greenwood-Grandforks gold camp and negotiated financing for the various company operations.

     Mr. Marehard has experience in prospecting, including examination of property in the field. He has supervised placer gold leases in the Yukon and has identified and negotiated for silver, lead, zinc and copper bearing property on Vancouver Island, British Columbia. He has experience in mining and exploration for precious and base metals in British Columbia, the Yukon, the Northwest Territories and the United States.

     Michael Wright has extensive experience in the amusement game industry, commercial real estate sales and development as well as the gaming and lottery industries. Mr. Wright operated, sold and marketed amusement video games for Bally Manufacturing. He was an executive vice-president of Exidy where he manufactured and sold video games. Mr. Wright was involved with international sales and marketing with Taito Corporation in Japan. He was also the president of Simutrak, a company specializing in laser disc technology for coin operated video games. Mr. Wright's real estate experience involves the development and sale of commercial and single family real estate in Northern California. Mr. Wright was involved with the design, manufacture, distribution and operation of slot machines for Bally Gaming. Mr. Wright operated the National Television Bingo Lottery in Prague. He also was the president of OnPoint, a San Diego based company where he was involved in the manufacture and sale of vending machines for the lottery and transportation industries. Mr. Wright was the president and CEO of Border Capital, a Canadian public company involved in the software and design of television game shows for the global lottery industry. Mr. Wright attended the University of Portland where he majored in Mass Communications. Mr. Wright is currently the Chairman of the Company's Board of Directors.

     None of the above listed persons share any familial relationship. Other than the persons listed above, there are no significant employees expected by the Company to make a significant contribution to the business of the Company.
All directors of the Company serve until the next annual meeting of stockholders. The Company's executive officers are appointed by the Company's Board of Directors and serve at the discretion of the Board of Directors.

     Robert Klein, President of Rising Phoenix, recently resigned from the Company's Board of Directors. It is anticipated that Mr. Klein will return to the Company's Board of Directors upon the Company's acquisition of Rising Phoenix's interest in the LAK Ranch oil recovery project.

     There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining Mr. Sha, Mr. Marehard or Mr. Wright from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft, nor are Mr. Sha, Mr. Marehard or Mr. Wright the officers or directors of any corporation or entity so enjoined.

Item 6.   Executive Compensation - Remuneration of Directors and Officers.

     Specified below, in tabular form, is the aggregate annual remuneration of the Company's Chief Executive Officer and the four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's last completed fiscal year. The officers and directors of the Company received no direct compensation from the Company during the Company's most recent fiscal year. The officers and directors of the Company are reimbursed for expenses incurred on behalf of the Company.



================================================================================
Name of individual or             Capacities in which              Aggregate
Identity of Group              remuneration was received          remuneration
--------------------------------------------------------------------------------
Executive Officers             None                               None
================================================================================

     As of December 31, 1998, no compensation has been paid to any of the officers or directors of the Company. The Company anticipates compensating Jack Sha for accrued salary in an amount yet to be determined by the Company's Board of Directors.

Item  7.  Certain Relationships and Related Transactions

     Agreement to Purchase  Rising Phoenix  Development  Group Ltd.'s  Corporate
Assets Was Not the Result of Arms-Length Negotiations. As specified above, on January 15, 1999, the Company signed a letter of intent to acquire all of the corporate assets of Rising Phoenix Development Group, Ltd. (previously defined as "Rising Phoenix") in exchange for 3,800,000 shares of the Company's common stock and seventy-five thousand dollars (US$75,000). The president of Rising Phoenix, Robert Klein, was on the Company's Board of Directors from February 1, 1999 through early in March, 1999, at which time Mr. Klein resigned from the Company's Board of Directors. It is anticipated that Mr. Klein will rejoin the Company's Board of Directors and, therefore, the agreement regarding the intended purchase of Rising Phoenix's assets is not the result of arm's-length negotiations between disinterested parties.

     Transactions with Promoters. Holm Investments Ltd. is a promoter of the Company and has received 600,000 shares of common stock of the Company for promotional services provided to the Company.

Item  8.  Legal Proceedings

     On or about April 15, 1999, a Statement of Claim, on behalf of the Company as Plaintiff, was issued by the Ontario Court, General Division. Also on or about April 15, 1999, that Statement of Claim was served on Defendant LANSource. As described in Item 1, LANSource and the Company entered into a letter agreement whereby the Company was to purchase a 12.5% interest in LANSource with an option to purchase an additional 38.5% interest. A formal agreement was to be finalized on or before March 31, 1999. The letter agreement provided that in the event a formal agreement was not consummated by March 31, 1999, the letter agreement would be null and void and LANSource would be permitted to retain all deposits made by the Company. The Company alleges that LANSource agreed that its counsel would draft the final agreement in an expeditious manner. The Company further alleges that counsel for LANSource did not produce an agreement for review by the Company until March 25, 1999. Moreover, the Company alleges that, prior to its receipt of the proposed final agreement from counsel for LANSource, the proposed agreement had not been read or approved by LANSource, the agreement was incomplete and in need of substantial revisions, and that LANSource failed and neglected to provide the essential information necessary for a meaningful review of the proposed final agreement.

     The Company has alleged that it has been damaged in the amount of $1,000,000 in that LANSource breached its agreement with the Company, breached its fiduciary duty to the Company and breached its duty of good faith. In the alternative, the Company has asked that the Court either: (i) compel LANSource to perform its obligations under the agreement; (ii) order LANSource to pay into the Court a total of $300,000 representing the deposit money paid to LANSource by the Company, declare that the agreement between the Company and LANSource is rescinded and return the deposit amount to the Company; declare that LANSource has breached the agreement and proceed to trial to determine the Company's damages; or issue an order requiring LANSource to disgorge to the Company any and all profits earned by LANSource as a result of its breach. Moreover, the Company has alleged punitive damages in the amount of $100,000.

     While the action is pending, the Company has asked the Ontario Court to enjoin LANSource from: (i) transferring or disposing of, in any manner, its assets; (ii) borrowing funds except in the usual course of business; (iii) granting any license, franchise or similar arrangement to any person relating to its intellectual property or potential intellectual property; (iv) issuing, distributing or transferring in any way shares, warrants, options or other securities; (v) redeeming or purchasing any of the company's shares; (vi) taking or instituting proceedings to alter its corporate structure in any way; (vii) amending its Bylaws, Articles or any material agreements; or (viii) taking action to materially change the nature of its business in any way.

     The Company plans to vigorously prosecute its claim against LANSource.

Item 9.   Market For Common Equity and Related Stockholder Matters

     The Company participates in the OTC Bulletin Board, Electronic Quotation System maintained by the National Association of Securities Dealers, Inc., under the trading symbol "PWDR". The Company's common stock has closed at a low of US$0.23 and a high of US$0.75 for the 52 week period ending March 12, 1999 and closed at $US0.32 on that date. As of May 13, 1999, there were one million nine hundred thousand (1,900,000) warrants outstanding, each of which represents the right purchase from the Company one share of its $.0001 par value common stock at a price of $.30 per share. YENN Asset Management is the holder of 1,100,000 of the aforementioned warrants. J & S Overseas Holdings Ltd. is the holder of 800,000 of those warrants. All 1,900,000 warrants expire by their own terms on October 31, 2000. There have been no cash dividends declared on the Company's common stock since the Company's inception. The Company has not yet adopted any policy regarding payment of dividends.

Item 10.  Recent Sales of Unregistered Securities

     There have been no sales of unregistered  securities  within the last three
(3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

     On or about December 31, 1998, the Company commenced an offering of shares of its common stock in reliance on an exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to Section 3(b). Through April 14, 1999, the Company had sold a total of 7,127,500 shares of its common stock pursuant to that offering. Gross proceeds from the offering were US$1,000,000 in cash, as follows:

         3,000,000  shares at  US$.08  per share  (total  US$240,000)
         1,000,000  shares  at US$.10  per share  (total  US$100,000)
         1,562,500  shares at   US$.22 per share (total US$343,750)
         500,000 shares at US$.15 per share (total US$75,000) 500,000 shares at US$.20 per share (total US$100,000) 565,000 shares at US$.25 per share (total US$141,250)

     The offering price for the Company's shares of common stock was arbitrarily established by the Company and had no relationship to assets, book value, revenues or other established criteria of value. Proceeds from the 504 offering were used for, among other purposes, working capital, including legal fees; office equipment and office expenses; and to finance the Company's various acquisition contracts.

Item 11.  Description of Securities

     The Company is authorized to issue 100,000,000 shares of common stock, $.0001 par value, each share of common stock having equal rights and preferences, including voting privileges. As of March 15, 1999, 12,515,000 shares of the Company's common stock were issued and outstanding, with 1,200,000 shares subject to certain restrictions and 11,315,000 unrestricted shares.

     The shares of $.0001 par value common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the Directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefor; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

Item 12.  Indemnification of Directors and Officers

     Article VII of the Company's Bylaws provides that no officer or director of the Company shall be personally liable for obligations of the Company or for any duties or obligations arising out of any acts or conduct of such an officer or director performed for on behalf of the Company. That Article VII also provides that the Company shall indemnify each officer and director from and against any and all claims, judgments and liabilities by reason of any action taken or omitted to have been taken by him or her as a director or officer, and also provides that the Company shall reimburse each officer and director for all legal and other expenses reasonably incurred in connection with such a claim or liability; provided, however, that such officers and directors shall not be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of such a person's own negligence or willful misconduct.

     Moreover, Article Fifth of the Company's Restated and Amended Certificate of Incorporation filed January 13, 1999 with the Delaware Secretary of State provides, in pertinent part, that the directors of the Company shall not be personally liable to the Company or its stockholders for breach of fiduciary duty as a director, except for (1) breach of such director's duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law, (3) for transactions in which such director derived improper personal benefit, or (4) pursuant to the provisions of Section 174 of the General Corporation Law.

     The Company anticipates that it will enter into indemnification agreements with each of its officers and directors pursuant to which the Company agrees to indemnify each such officer and director for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such officer and director in connection with any criminal or civil action brought or threatened against such officer or director by reason of such officer or director being or having been an officer or director of the Company. In order to be entitled to indemnification by the Company, such officer or director must have acted in good faith and in a manner such person believed to be in the best interests of the Company and, with respect to criminal actions, such officer or director must have had no reasonable cause to believe his or her conduct was unlawful.

IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

Item 13.  Financial Statements.

     Copies  of the  Company's  Financial  Statements  specified  in  Regulation
228.310 (Item 310) are filed with this Registration  Statement,  Form 10-SB (see
Item 15 below).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 15.  Financial Statements and Exhibits

(a)  Index to Financial Statements.                                      Page
-----------------------------------                                      ----

Independent Auditor's Report                                             F-1

Balance Sheets as of December 31, 1998                                   F-2

Statement of Operations for the periods ending December 31, 1998,
         1997 and 1996 and the period ending December 31, 1998           F-3

Statement of Shareholders' Equity for the period ending
December 31, 1998                                                        F-4

Statement of Cash Flows for the period ending
December 31, 1998                                                        F-5

Notes to Financial Statements                                            F-6 through F-7

(b) Index to Exhibits.

     Copies  of  the  following  documents  are  filed  with  this  Registration
Statement, Form 10-SB as exhibits:

Index to Exhibits                                                        Page
-----------------                                                        ----

1            Certificate of Incorporation                                E-1
             of Power Direct, Inc.

2            Certificate of Amendment                                    E-2
             of Certificate of Incorporation of
             Power Direct, Inc.

3            Amended and Restated  Certificate  of                       E-3 through E-9
             Incorporation of Power Direct, Inc.
             (Charter document)

4            Bylaws of Power Direct, Inc.                                E-10 through E-20
             (Instrument defining the rights of
             Security holders)

5            Letter of Agreement Between                                 E-21 through E-24
             I.T.A. Enterprises, Inc. and
             Power Direct, Inc.

6            Letter of Intent Between Rising                             E-25 through E-26
             Phoenix Development Group Ltd. and
             Power Direct, Inc.

7            Letter of Intent Between LANSource                          E-27 through E-29
             Technologies, Inc. and Power Direct, Inc.

8            License Agreement Between the Company and                   E-30 through E-48
             Compte De Sierge Accomodative Corp.

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, Power Direct, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, on May 12, 1999.

                                                          Power Direct, Inc.,
                                                          a Delaware corporation

                                                          By:    /s/ Jack Sha
                                                                 ---------------
                                                                     Jack Sha
                                                          Its:       President

--------------------------------------------------------------------------------

James E. Slayton, CPA
--------------------------------------------------------------------------------
3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333



                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                                 March 8, 1999
Power Direct, Inc. (the Company)


     I have audited the Balance Sheet of Power Direct, Inc. (A Development State Company), as of December 31, 1998, December 31, 1997, and December 31, 1996 and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period January 1, 1998 to December 31, 1998, and the two years ended December 31, 1997 and December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Power Direct, Inc., (A Development State Company), at December 31, 1998, December 31, 1997 and December 31, 1996, and the results of its operations and cash flows for the period January 1, 1998 to December 31, 1998, and the two years ended December 31, 1997, and December 31, 1996, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, The Company has had limited operations and has not established a long term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ JAMES E. SLAYTON

James E. Slayton, CPA
Ohio License ID# 04-1-15582

                                   ----------
                                       F-1

                               Power Direct, Inc.
                          (A Development Stage Company)

                                  BALANCE SHEET
                                      AS AT
                                December 31, 1998

                                                  December     December   December
                                                  31, 1998     31, 1997   31, 1996
    ASSETS

Current Asset
Cash in Bank                                       2246.00          0.00       0.00
Other Current Assets                                  0.00          0.00       0.00
                                                 ---------     ---------  ---------
Total Current Assets                               2246.00          0.00       0.00


OTHER ASSETS
Organization Costs net of Amortization                0.00          0.00       0.00
TOTAL ASSETS                                       2246.00          0.00       0.00
                                                 =========     =========  =========


    LIABILITIES & EQUITY

Current Liabilities
Accounts Payable                                  13042.99                     0.00

    EQUITY

Capital Stock                                       600.00        100.00     100.00
Additional paid in capital                          400.00        900.00     900.00
Retained Earnings                                -11796.99      -1000.00   -1000.00
                                                 ---------     ---------  ---------
Total Stockholders' Equity                       -10796.99          0.00       0.00
                                                 ---------     ---------  ---------
  TOTAL LIABILITIES & OWNER'S EQUITY               2246.00          0.00       0.00
                                                 =========     =========  =========




           See accompany notes to financial statements & audit report

                               Power Direct, Inc.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                                   FOR PERIOD
                      January 1, 1998 to December 31, 1998

                                                            December    December       December
                                                            31, 1998    31, 1997       31, 1996
                                                            ---------   ---------      ---------
    REVENUE

Services                                                         0.00        0.00           0.00

    COSTS AND EXPENSES

Selling, General and Administrative                          10796.99        0.00           0.00
Amortization of Organization Costs
            Total Costs and Expenses                         10796.99        0.00           0.00
                                                            ---------   ---------      ---------
                         Net Ordinary Income or (Loss)      -10796.99        0.00           0.00
                                                            =========   =========      =========

Weighted average
number of common
shares outstanding                                          6,000,000   2,000,000      2,000,000

    Net Loss
    Per Share                                                 -0.0018           0              0


           See accompany notes to financial statements & audit report

                               Power Direct, Inc.
                          A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   FOR PERIOD
                      January 1, 1998 to December 31, 1998


                                                                      Deficit
                                                                     accumulated
                                                     Additional        during
                                   Common Stock       paid-in        development
                               Shares      Amount     capital          stage
                               ------      ------    ---------       -----------


Balance
December 31, 1995                10,000    100.00      900.00         -1000.00

Net loss year ended
December 31, 1996                                                         0.00

Net loss year ended                                                       0.00
December 31, 1997

July 30, 1998
changed form $.01
par value to $.0001
par value (Note 1)                         (99.00)      99.00

July 30, 1998
forward stock split
200:1 (Note 1)                1,990,000       199        -199

October 21, 1998
forward stock split
3:1 Note 1                    4,000,000       400        -400

Net loss
January 1,1998
December 31, 1998                                                   (10,796.99)
                              ---------   -------     -------      -----------

Balance
December 31, 1998             6,000,000   $600.00     $400.00      ($11,796.99)
                              =========   =======     =======      ===========



           See accompany notes to financial statements & audit report

                               Power Direct, Inc.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                                   FOR PERIOD
                       January 1,1998 to December 31, 1998

                                                                    December      December   December
                                                                    31, 1998      31, 1997   31, 1996
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss from operations                                            -10796.99       0.00       0.00
       Net Cash provided by Operating Activities                    -10796.99       0.00       0.00
  Increase in current assets                                             0.00       0.00       0.00
  Increase in other assets                                               0.00       0.00       0.00
  Increase in current liabilities                                    13042.99       0.00       0.00
                                                                    ---------     ------     ------
       Cash provided by Operating Activities                          2246.00       0.00       0.00
                                                                    ---------     ------     ------
       Net cash flow provided by operating activities                 2246.00       0.00       0.00

CASH FLOWS FROM INVESTING ACTIVITIES
    Deposit on Asset Purchase Agreement
       Net cash used by investing activities                            0.00        0.00       0.00

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock
       Net cash provided by financing activities                        0.00        0.00       0.00
       Net increase (decrease) in cash                               2246.00        0.00       0.00
       Cash and cash equivalents, December 31, 1998                     0.00        0.00       0.00
       Cash and cash equivalents, end of year                        2246.00        0.00       0.00



           See accompany notes to financial statements & audit report

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized September 13, 1993, under the laws of the State of Delaware, as Power Direct, Inc. The Company currently has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

     On September 30, 1993, the company issued 10,000 Shares of its .01 par value common stock for cash of $1,000.00.

     On July 30, 1998, the State of Delaware approved the Company's restated Articles of Incorporation, which increased its capitalization from 10,000 common shares to 25,000,000 common shares. The par value was changed from $.0l par value to $0.000l.

     On July 30, 1998, the Company forward split its common stock 200:1, thus increasing the number of outstanding common stock shares from 10,000 to 2,000,000 shares.

     On October 21, 1998. the Company forward split its common stock 3:1, thus increasing the number of outstanding common stock shares from 2,000,000 to 6,000,000 shares.

     On December 16, 1998, the Company increased its capitalization from 25,000,000 common shares to 100,000,000 common shares. The par value remained at $0.0001.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting polices and procedures have not been determined except as follows:

     1. The Company uses the accrual method of accounting.

     2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

     4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital or revenues, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.



                                       -6-

                               Power Direct, Inc.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

NOTE 4 - RELATED PARTY TRANSACTION

     The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

                                       F-7